                                                                    EXHIBIT 99.1

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Strategic Communications
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                      SHAMIR OPTICAL INDUSTRY LTD. REPORTS
                    FOURTH QUARTER AND YEAR-END 2008 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, MARCH 18, 2008 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the fourth quarter and year ended December 31, 2008.

     For the quarter ended December 31, 2008, revenues were $29.2 million, compared to $30.6 million for the fourth quarter of 2007. Gross profit for the quarter was $16.0 million, or 54.9% of revenues, compared to gross profit of
$17.4 million, or 56.7% of revenues for the same period last year. As noted last year, gross profit for the fourth quarter of 2007 was positively impacted by a special grant of approximately $0.6 million, or 2% of revenues, that one of
Shamir's subsidiaries received from its local government regarding machinery costs in its facility. Excluding the effect of the grant, gross profit for the fourth quarter of 2007 was approximately 54.8% of revenues.

     For the quarter ended December 31, 2008, operating income was $2.9 million, or 10.0% of revenues, compared to operating income of $2.7 million, or 8.8% of revenues for the same period last year. Net income for the quarter was $1.4 million, or $0.08 per diluted share, compared to net income of $1.6 million or
$0.09 per diluted share for the comparable period in 2007.

     Excluding the effects of non-cash stock-based compensation expenses and amortization of intangible assets, non-GAAP operating income was $3.3 million, or 11.4% of revenues, compared to non-GAAP operating income of $3.3 million, or
10.7% of revenues, for the same period in 2007.

     Excluding the effects of non-cash stock-based compensation expenses and amortization of intangible assets, net of tax, non-GAAP net income for the quarter was $1.7 million, compared to $2.7 million for the comparable period in
2007. Please note that the non-GAAP adjustments for the fourth quarter in 2007 included an increase of valuation allowance provided on deferred tax assets, net of minority interest.

     For the year ended December 31, 2008, revenues were $140.3 million, compared to $120.4 million for the same period in 2007. Gross profit for the year was $75.9 million, or 54.1% of revenues, compared to gross profit of $64.6 million, or 53.6% of revenues for the same period last year.

     For the year ended December 31, 2008, operating income was $13.4 million, or 9.5% of revenues, compared to operating income of $11.9 million, or 9.9% of revenues for the same period last year. Net income for the year was $9.1 million, or $0.55 per diluted share, compared to net income of $8.2 million or
$0.50 per diluted share for the comparable period in 2007.

     Excluding the effects of non-cash stock-based compensation expenses, amortization of intangible assets and a one-time compensation to the Company's former CEO, non-GAAP operating income for the year was $15.8 million, or 11.3%
of revenues, compared to non-GAAP operating income of $14.0 million, or 11.6% of revenues, for the same period in 2007.

     Excluding the effects of non-cash stock-based compensation expenses, amortization of intangible assets, net of tax and one-time compensation to the
Company's former CEO, net of tax, non-GAAP net income for the year was $11.2 million, compared to $10.7 million for the comparable period in 2007. Please note that the non-GAAP adjustments for the year 2007 included a valuation allowance provided on deferred tax assets, net of minority interest.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of December 31, 2008, the Company had cash and cash equivalents, including short-term investments of $25.5 million.

     Commenting on the results, Mr. Eyal Hayardeny, Chief Executive Officer of
Shamir, said, "In 2008, Shamir performed well, successfully executing our business strategy while penetrating new markets such as Mexico, and further penetrating our core geographic markets. We executed solidly and continued to make important inroads in many of our operating markets, with the goal of advancing the recognition of Shamir-branded products."

     Mr. Hayardeny added, "Starting in the second half of 2008, and increasing in severity by the end of the year, we began to encounter a steadily deteriorating economic environment, negative currency fluctuation and an anticipated slowdown in the fourth quarter on revenues. Despite these challenges, we were able to adjust our expense structure and over all we are pleased with our fourth quarter results."

     Mr. Hayardeny concluded, "Moving into 2009, we are determined to expand our footprint throughout the world while facing a high level of uncertainly due to the world economic crisis. Until such time as we are able to forecast our sales with a higher level of certainty, we will not be providing guidance for 2009."

CONFERENCE CALL:

     Shamir has scheduled a conference call for 10:00 a.m. EDT today to discuss fourth quarter results. To participate in the call, please dial (877) 375-4189
(U.S. and Canada) or (973) 935-2046 (International). The conference ID for this event is 90272402. For those unable to participate there will be replay available from 12:00 p.m. EDT on March 18, 2009, through 11:59 p.m. EDT, March
25, 2009. Please call: (800) 642-1687 (U.S. and Canada) or (706) 645-9291
(International). The ID code for the replay is 90272402.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses, amortization of intangible assets, one-time compensation to the former CEO and valuation allowance provided on deferred tax assets, net of minority interest, reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 As of December 31,   As of December 31,
                                                                      ---------           ---------
                                                                         2007                2008
                                                                      ---------           ---------
                                                                                         (Unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                             $  18,953           $  18,276
Short-term investment                                                    14,375               7,187
Trade receivables (1)                                                    30,719              30,331
Other receivables and prepaid expenses                                    7,523               8,469
Inventory                                                                27,972              26,063
                                                                      ---------           ---------
   TOTAL CURRENT ASSETS                                                  99,542              90,326

LONG-TERM INVESTMENTS:
Severance pay fund                                                        3,089               2,584
Long-term receivables                                                     1,299                 813
Investments in affiliates                                                 4,437               2,085
                                                                      ---------           ---------
   TOTAL LONG-TERM INVESTMENTS                                            8,825               5,482

PROPERTY, PLANT AND EQUIPMENT, NET                                       39,170              38,617
OTHER ASSETS                                                              5,412               5,902
GOODWILL                                                                  7,542               9,169
                                                                      ---------           ---------
   TOTAL ASSETS                                                       $ 160,491           $ 149,496
                                                                      =========           =========

CURRENT LIABILITIES:
Short-term bank credit and loans                                      $  15,950           $  11,597
Current maturities of long-term loans                                     7,689              10,403
Trade payables                                                           10,852               8,876
Accrued expenses and other liabilities                                   12,735              11,680
                                                                      ---------           ---------
   TOTAL CURRENT LIABILITIES                                             47,226              42,556

LONG-TERM LIABILITIES:
Long-term loans                                                          17,491               9,800
Capital leases                                                            4,303               3,393
Accrued severance pay                                                     3,337               3,172
Other long-term liabilities                                                 753                 634
Deferred income taxes                                                     1,358               1,922
                                                                      ---------           ---------
   TOTAL LONG-TERM LIABILITIES                                           27,242              18,921

MINORITY INTERESTS                                                          800               1,250
                                                                      ---------           ---------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2007 and
December 31, 2008; Issued and outstanding: 16,423,740
shares at December 31, 2007 and December 31, 2008                            37                  37
Additional paid-in capital                                               66,629              67,362
Accumulated other comprehensive income                                    1,628              (2,637)
Retained earnings                                                        16,929              22,007
                                                                      ---------           ---------
   TOTAL SHAREHOLDERS' EQUITY                                            85,223              86,769
                                                                      ---------           ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 160,491           $ 149,496
                                                                      =========           =========

     (1)  Net of allowance for doubtful accounts of $ 2,140 and $ 2,159 as of
          December 31, 2007 and December 31, 2008, respectively.

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       Three Months Ended December 31,           Year Ended December 31,
                                                        ----------------------------          -----------------------------
                                                          2007               2008               2007                 2008
                                                        ---------          ---------          ---------           ---------
                                                       (Unaudited)        (Unaudited)                            (Unaudited)

Revenues, net                                           $  30,596          $  29,155          $ 120,419           $ 140,326
Cost of revenues                                           13,234             13,143             55,856              64,415
                                                        ---------          ---------          ---------           ---------
Gross profit                                               17,362             16,012             64,563              75,911

Operating Expenses:
            Research and development costs                    663                761              2,564               3,368
            Selling and marketing expenses                 10,083              8,847             36,552              42,374
            General and administrative expenses             3,921              3,485             13,549              16,793
                                                        ---------          ---------          ---------           ---------
Total operating expenses                                   14,667             13,093             52,665              62,535
                                                        ---------          ---------          ---------           ---------
Operating income                                            2,695              2,919             11,898              13,376

Financial expenses and other, net                             106              1,273                239               2,142
                                                        ---------          ---------          ---------           ---------
Income before taxes on income                               2,589              1,646             11,659              11,234
Taxes on income                                             1,661                153              5,013               2,216
                                                        ---------          ---------          ---------           ---------
Income after taxes on income                                  928              1,493              6,646               9,018

Equity in earnings of affiliates, net                         (65)               (30)               (46)                (44)
Minority interest in earnings (losses)
of subsidiaries                                              (575)               164             (1,509)                (16)
                                                        ---------          ---------          ---------           ---------
Net income                                              $   1,568          $   1,359          $   8,201           $   9,078
                                                        =========          =========          =========           =========

Net earnings per share:
            Basic                                       $    0.10          $    0.08          $    0.50           $    0.55
                                                        =========          =========          =========           =========
            Diluted                                     $    0.09          $    0.08          $    0.50           $    0.55
                                                        =========          =========          =========           =========

Number of shares:
            Basic                                          16,424             16,424             16,339              16,424
            Dilutive                                       16,548             16,492             16,552              16,522

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    Three Months Ended December 31,          Year Ended December 31,
                                                     ----------------------------          ---------------------------
                                                        2007              2008               2007               2008
                                                     ---------          ---------          ---------          --------
                                                    (Unaudited)        (Unaudited)        (Unaudited)        (Unaudited)

Operating income                                     $   2,695          $   2,919          $  11,898          $ 13,376

Non-GAAP adjustment:
     Stock based compensation                             (289)              (140)            (1,030)             (733)
     Amortization of intangible assets                    (305)              (257)            (1,062)           (1,292)
     Compensation to former CEO                              -                  -                  -              (434)
                                                     ---------          ---------          ---------          --------
Non-GAAP operating income                            $   3,289          $   3,316          $  13,990          $ 15,835
                                                     =========          =========          =========          ========

Net income                                           $   1,568          $   1,359          $   8,201          $  9,078

Non-GAAP adjustment:
     Stock based compensation                             (289)              (140)            (1,030)             (733)
     Amortization of intangible assets, net               (248)              (202)              (864)           (1,022)
     Increase in valuation allowance on
     deferred tax assets, net of
     minority interest                                    (575)                 -               (575)                -
     Compensation to former CEO, net                         -                  -                  -              (378)
                                                     ---------          ---------          ---------          --------
Non-GAAP net income                                  $   2,680          $   1,701          $  10,670          $ 11,211
                                                     =========          =========          =========          ========

Net earnings per share:
     Basic                                           $    0.16          $    0.10          $    0.65          $   0.68
                                                     =========          =========          =========          ========
     Diluted                                         $    0.16          $    0.10          $    0.64          $   0.68
                                                     =========          =========          =========          ========

Number of shares:
     Basic                                              16,424             16,424             16,339            16,424
     Dilutive                                           16,548             16,492             16,552            16,522